MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

October 4, 2006

3.	News Release

Two news releases dated October 4, 2006, disclosing in detail the material summarised in this material change report were disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on October 4, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On October 4, 2006, TransGlobe announced:

(a) a successful Qishn oil well at Godah #3 and other operational updates; and

(b) a successful Upper Lam gas condensate test at Wadi Bayhan #2.

5.	Full Description of Material Change

See the attached news releases.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

October 4, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
GODAH #3 RESULTS AND OPERATIONAL UPDATES

Calgary, Alberta, Wednesday, October 4, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces a successful Qishn oil well at Godah #3 and other operational updates.

Block 32, Yemen (13.81% working interest)

Drilling operations:
The Godah #3 appraisal well was drilled to evaluate the extent of the oil accumulation found at the Godah #1 and #2 locations. Godah #3 was drilled at a location approximately 1,100 meters to the west/south west of Godah #1. The Godah # 3 appraisal well was drilled to a total depth of 1,747 meters and completed as a producing Qishn S1-A oil well.

Godah #3 was production tested from a 5 meter interval at a stabilized rate of 1,511 barrels of oil per day and 122 thousand cubic feet per day of gas (maximum test pump capacity). The well will be suspended as an oil producer.

The drilling rig will be moving to a location at Godah #4, approximately 3 kilometers (kms) east/northeast of Godah #1 (1 km north/northeast of Godah #2), to further appraise and develop the Godah pool. The Godah #4 well is positioned to evaluate the oil/water contact in a structurally lower position than Godah #2 and to evaluate an eastern pool extension.

In early June, the joint venture partnership approved the development of the Godah field. The operator is currently installing equipment to commence production from Godah #2 & #3 in late October at an estimated initial rate of 1,000 to 2,000 Bpd per well. The facilities have been designed to handle additional production from the planned Godah #4 well. The partnership also approved the construction of the permanent facilities required to develop the Godah field. The development consists of a 23km, 10 inch pipeline to the Tasour Central Production Facility (“CPF”) and expansion of the Tasour CPF to process the Godah oil. The pipeline and expanded Tasour facilities could be operational by mid 2007. The Godah field is located approximately 14 km east of the Tasour Field.

A second, larger, drilling rig commenced drilling an exploration well at Tasour #23 on September 5th. Tasour #23 is targeting a fractured basement prospect south of the Tasour field and is expected to take an additional 30 to 40 days to drill and evaluate.

Seismic operations:
In addition a 275 square kilometer 3-D seismic acquisition program commenced in September of 2006. The 3-D seismic program consists of two parts. The first part of the program will cover the Godah discovery extending to the eastern boundary of Block 32 (210 square kilometers). A second part will cover an area northwest of Tasour (65 square kilometers). The new 3-D seismic should assist in the development of the Godah field and in the exploration drilling planned for the eastern portion of Block 32 and northwest of Tasour.

Production:
With the addition of the Tasour 22ST Qishn oil well (announced August 31st, 2006) the Tasour field production averaged 15,500 Bopd (2,150 Bopd to TransGlobe) in September. The Tasour 22ST well continues to produce in excess of 8,000 Bopd (1,105 to TransGlobe).

Block 72, Republic of Yemen (33% working interest)

The 255 km of new 2-D seismic data acquired at the end of 2005 has been processed, along with 500 km of existing 2-D seismic data. Interpretation and mapping is nearing completion. The first of two exploration wells is scheduled to commence drilling in December of 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

Two firm wells (Narmer #1 and Set #1) and one optional well have been approved by the joint venture partners and presented to the government for approval. All three proposed wells are in the Nuqra sub basin in the central part of the Nuqra Block. The company has located a suitable drilling rig and is currently in the process of preparing the necessary contracts and receiving government approvals. It is expected that the rig will be available to commence drilling in the first quarter of 2007.

Canada

In response to the current low natural gas prices approximately 450 Boepd of natural gas production in the Nevis area was shut in on September 21st. The Company feels this short term reduction will result in higher net returns when prices return to the anticipated $5 to $6 Cdn/Mcf level in early November.

With the addition of the planned Nevis CBM (11 well) program, the Company is targeting to exit the year at 2,000+ Boepd in Canada. Production during the 3rd quarter averaged approximately 1,000 Boepd.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Lloyd W. Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Lloyd W. Herrick	Calgary, AB T2P 3H5
Vice President & COO
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
EXPLORATION DISCOVERY AT WADI BAYHAN #2, BLOCK S-1

Calgary, Alberta, Wednesday, October 4, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces a successful Upper Lam gas condensate test at Wadi Bayhan #2.

Block S-1, Republic of Yemen (25% working interest)

Drilling:
The Wadi Bayhan #2 exploration well, which commenced drilling July 11th, was drilled to a total depth of 2,726 meters, targeting Alif, Lam, and fractured basement. The well was vertically drilled through the Lam formation where an intermediate casing was set to a depth of 1,765 meters. The well was then directionally drilled at an angle of 70 degrees to target a fractured basement prospect. The Alif and basement targets had no hydrocarbon indications and were not tested. Tests were conducted on both the upper and lower Lam formations.

Wadi Bayhan #2 tested a 29.0 meter portion of the upper Lam sandstone section at a flowing rate of 3.5 million cubic feet per day of natural gas and 35 barrels of condensate per day on a 28/64 inch choke at a flowing pressure of 850 psi. The test has confirmed natural gas in the upper Lam formation of Wadi Bayhan #2, some 331 meters structurally higher than an indicated oil/water contact in the upper Lam formation in Wadi Bayhan #1, drilled by Shell in 1993. Additional drilling will be required to determine if a commercial upper Lam oil pool exists in the down dip position from Wadi Bayhan #2, similar to that found at An Nagyah.

In the lower Lam, a 28.0 meter interval was perforated to evaluate a potential oil column which was identified on wireline logs, pressure surveys and drilling shows. The poorer quality lower Lam formation did not flow after perforation and was not stimulated. There is potential to drill in an updip position which would bring better quality lower Lam sandstones into the oil column.

Following Wadi Bayhan #2, the rig is scheduled to drill an exploration well to the southwest, an Alif/Lam prospect called Osaylan West.

Seismic operations:
A large 610 square kilometer 3-D seismic acquisition program on the southeast part of Block S-1 commenced in mid July and has a planned completion date of February 2007. It is anticipated that the new 3-D seismic program will provide a number of additional exploration prospects for drilling in late 2007 and 2008.

Production:
Production from Block S-1 is expected to average 10,000 Bopd for the remainder of the year. Production has been choked back to the 10,000 Bopd level in response to an increase in water production in several horizontal wells located in the western portion of the field.

Continued

To improve production rates and field recoveries the joint venture group has approved a project to utilize natural gas from the An Naeem pool to maintain reservoir pressure in the An Nagyah pool. The proposed project (subject to ministry approval), includes the extraction of stabilized condensate (natural gas liquids or NGL’s) from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will contribute 600 to 1,000 Bpd to production in late 2007/early 2008.

In addition, to produce additional gas liquids from the An Naeem pool the operator is currently evaluating a cycling scheme in conjunction with the neighboring Block 20. If the cycling project is recommended and approved this fall, it is expected that production could commence in late 2008.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & COO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com